



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44569

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01-01-2002__ AND ENDING__12-31-2002__
                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golden State MutualSecurities Corp.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1999 West Adams Blvd
                           (No. and Street)

Los Angeles, CA 90018

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erlinda Mangarin   323- 7311131   ext. 227
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Jenkins III
                  (Name – if individual, state last, first, middle name)

2500 Wilshire Blvd Ste 509, Los Angeles, CA 90057

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Charles James__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Golden State Mutual Securities Corp.__ , as of __12/31__ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 25ᵗʰ DAY OF FEBRUARY 2003

Lorelei Little
NOTARY PUBLIC

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

TABLE OF CONTENTS
DECEMBER 31, 2002 AND 2001

WILLIAM JENKINS, III
CERTIFIED PUBLIC ACCOUNTANT

2500 WILSHIRE BOULEVARD
SUITE 509
LOS ANGELES, CALIFORNIA 90057
(213) 389-6522

ACCOUNTANT'S REPORT

To The Board of Directors and Stockholders
    of Golden State Mutual Securities Corp.

I have audited the accompanying statement of financial position of Golden State Mutual Securities Corp. (A California Corporation) as of December 31, 2002 and 2001 and the related statements of income (loss), changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Golden State Mutual Securities Corp. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Los Angeles, California
February 12, 2003

1.

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
CASH	$ 10,137	$ 16,133
PREPAID FEES	4,538	3,600
TOTAL	$ 14,675	$ 19,733
STOCKHOLDERS' EQUITY		
STOCKHOLDERS' EQUITY:		
Common stock	$ 76,568	$ 76,568
Deficit	(61,893)	(56,835)
Total stockholders' equity	14,675	19,733
TOTAL	$ 14,675	$ 19,733

The accompanying notes to financial statements
are an integral part of this statement.

2.

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

STATEMENT OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE:		
Dealer commission income	$ 31,136	$ 44,987
Interest income	35	71
Total revenue	31,171	45,058
EXPENSES:		
NASD fees	4,944	4,279
Membership assessments	750	600
Computer services	300	1,100
Telephone	544	450
Office expenses	54	401
Auditing	2,302	2,081
Commission expenses	20,997	31,892
Salaries	2,667	2,527
Insurance	442	373
License and fees	281	1,096
Other	2,148	1,525
Total expenses	35,429	46,324
NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(4,258)	(1,266)
PROVISION FOR INCOME TAXES	800	800
NET INCOME (LOSS)	(5,058)	(2,066)
DEFICIT-BEGINNING OF YEAR	(56,835)	(54,769)
DEFICIT-END OF YEAR	$(61,893)	$(56,835)

The accompanying notes to financial statements
are an integral part of this statement.

3.

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOW FROM OPERATIONS:		
Net income (loss)	$(5,058)	$(2,066)
Changes In Operating Assets and Liabilities:		
(Increase) Decrease in operating assets:		
Increase in prepaids	(938)	286
Cash flow from operations	(5,996)	(1,780)
INCREASE (DECREASE) IN CASH FLOW	(5,996)	(1,780)
CASH BALANCE-BEGINNING	16,133	17,913
CASH BALANCE-ENDING	$ 10,137	$ 16,133

The accompanying notes to financial statements
are an integral part of this statement.

4.

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

Organization:
Golden State Mutual Securities Corp. (the Corporation) was organized pursuant to
the State of California's Corporation Laws. The corporation filed an application
with the Securities Exchange Commission to operate as a broker-dealer and was
accepted. The Corporation's business activity is limited to wholesaling and
retailing of redeemable investment company shares and variable contracts on a
"subscription" or "application" basis only. The activities being conducted are in
connection with obtaining state licenses, recruiting and training personnel, and
developing clients and markets. During prior years, the corporation was in its
development stages.

Accounting Policy:
The corporation's accounting policy for start-up and other non-capital cost is, cost
must be classified according to their nature as potentially deferrable or not
deferrable and costs that are classified as potentially deferrable must be assessed
for recoverability.

Estimates:
The preparation of financial statements in conformity with generally accepted
accounting principles requires management to make estimates and assumptions
that affect the reported amounts of assets and liabilities and disclosure of con-
tingent assets and liabilities at the date of the financial statements and the
reported amounts of revenues and expenses during the reporting period. Actual
results could differ from these estimates.

Cash and Cash Equivalents:
For purposes of balance sheet classification and the statement of cash flows, the
Corporation defines its cash and cash equivalents to include cash on hand, demand
deposits and investments, if any, with original maturities of three months or less,
with essentially no market risk.

5.

Income Taxes:

The Corporation has experienced operating losses since its inception. Net operating losses carried forward for the years ended December 31, 2002 and 2001 were $ 61,893 and $ 56,835 respectively. Since the Corporation has incurred operating losses, the provision for corporate income taxes represents the minimum taxes payable to the Franchise Tax Board. No net operating loss benefit has been recorded in the accompanying financial statements, because the periods for which operating profits will be generated could not be estimated.

Net Capital Requirements:

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 6 and 2/3%. At December 31, 2002 and 2001, the Corporation had net capital of $10,137 and $16,133 respectively, which was in excess of its required net capital.

COMMON STOCK:

The Corporation has 5,000 shares of common stock authorized and has 4,821 shares issued and outstanding as of December 31, 2002 and 2001. Shares issued and outstanding as of December 31, 2002 and 2001 consist of 4,771 shares, having a par value of $15 per share and the remaining 50 shares, having a par value of $100 per share.

RELATED PARTY TRANSACTIONS:

The Corporation is 100% owned by Golden State Mutual Corporation, which is 100% owned by Golden State Mutual Life Insurance Company. Agreements have been executed whereby Golden State Mutual Life Insurance Company will provide personnel, facility and equipment for the corporation at a nominal annual fee. No amount has been charged to operations during the current period, nor any prior periods.

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE
17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

WILLIAM JENKINS, III

CERTIFIED PUBLIC ACCOUNTANT

2500 WILSHIRE BOULEVARD

SUITE 509

LOS ANGELES, CALIFORNIA 90057

(213) 389-6522

INDEPENDENT ACCOUNTANT'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders
Golden State Mutual Securities Corp.

I have audited the financial statements of Golden State Mutual Securities Corp. (A California Corporation) (GSMSC) as of and for the year ended December 31, 2002 and have issued my report thereon dated February 12, 2003. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Los Angeles, California
February 12, 2003

7.

SCHEDULE I

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

TOTAL STOCKHOLDERS' EQUITY	$ 14,675
NONALLOWABLE ASSETS:	
Prepaid fees	4,538
Total nonallowable assets	4,538
NET CAPITAL-DECEMBER 31, 2002	$ 10,137

RECONCILIATION WITH GSMSC'S' COMPUTATION (Included
in Part II of Form X-17a-5 as of December 31, 2002)

FOCUS Report	$ 10,137
Net Capital Per Above	$ 10,137

8

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED
BY THE SECURITIES AND EXCHANGE COMMISSION
RULE 17a-5

AS OF DECEMBER 31, 2002

2500 WILSHIRE BOULEVARD
SUITE 509
LOS ANGELES, CALIFORNIA 90057
(213) 389-6532

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Golden State Mutual Securities Corp.

In planning and performing my audit of the financial statements of Golden State Mutual
Securities Corp. (A California Corporation) (GSMSC) for the year ended December 31,
2002 and having issued my report thereon dated February 12, 2003, I considered its
internal control structure, in order to determine my auditing procedures for the purpose of
expressing my opinion on the financial statements and not to provide assurance on the
internal control structure.

I also made a study of the practices and procedures followed by GSMSC in making the
periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11)
and the procedures for determining compliance with the exemptive provisions of rule
15c3-3. I did not review the practices and procedures followed by GSMSC in making the
quarterly securities examinations, counts, verifications and comparisons, and the
recordation of differences required by rule 17a-13 or in complying with the requirements
for prompt payment for securities under section 8 of Regulation T of the Board of
Governors of the Federal Reserve System, because GSMSC does not carry security
accounts for customers or perform custodial functions relating to customer securities.

The management of GSMSC is responsible for establishing and maintaining an internal
control structure and the practices and procedures referred to in the preceding paragraph.
In fulfilling this responsibility, estimates and judgments by management are required to
assess the expected benefits and related costs of internal control structure policies and
procedures and of the practices and procedures referred to in the preceding paragraph and
to assess whether those practices and procedures can be expected to achieve the
Commission's above-mentioned objectives. Two of the objectives of an internal control
structure and the practices and procedures are to provide management with reasonable,
but not absolute, assurance that assets for which GSMSC has responsibility are
safeguarded against loss from unauthorized use or disposition and that transactions are
executed in accordance with management's authorization and recorded properly to
permit, the preparation of financial statements in conformity with generally accepted
accounting principles.

9.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that GSMSC was in compliance with the conditions of the exemption and that no facts came to my attention, indicating, that such conditions had not been complied with during the year ended December 31, 2002.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Los Angeles, California
February 12, 2003

10.